Mail Stop 6010

April 13, 2007

Samuel R. Saks, M.D.
Chief Executive Officer
Jazz Pharmaceuticals, Inc.
3180 Porter Drive
Palo Alto, California 94304

Re: Jazz Pharmaceuticals, Inc.
Form S-1 Registration Statement
File No. 333-141164

Dear Dr. Saks:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments applicable to the entire filing

1.   We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

- Summary Financial Data
- Use Of Proceeds
- Capitalization
- The Option Grants Table
- Shares Eligible For Future Sale
- The Principal Stockholders Table

- Dilution
- Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2. Please confirm that your filing contains all of the graphic, photographic or artistic materials you intend to include in the prospectus. If not, provide us with copies of all the materials you intend to include in the prospectus prior to its printing and use. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

3. Comments on your application for confidential treatment will follow under separate cover. We will not consider a request for acceleration of effectiveness of the registration statement until any comments we may have on the application are resolved.

4. In a number of places in your document you have used technical jargon that is not likely to be understood by your readers. Technical jargon should not appear in the forefront of the prospectus. Accordingly, please replace the jargon with an explanation in plain English. If you cannot convey these ideas without jargon, please explain what the jargon means at the first place the terms appear. Here are some examples of the type of disclosure that need to be replaced:

    - Fast-acting formulation of a Benzodiazepine
    - Refractory
    - Dopamine agonist

5. Throughout your document you have used a number of acronyms that are not likely to be familiar to your readers. The use of acronyms is a convenience for the writer, but it forces readers to learn a new vocabulary in order to understand the disclosure in your document. Please delete all of the acronyms except those which can be commonly found in general interest publications. Examples of acronyms that should be deleted include:

    - API
    - RSCs
    - FMS
    - RLS

- AED
- PHAST

6. Throughout the registration statement you make statements such as "when we obtain regulatory approval of Luvox CR" (see, for example, page 33) suggesting that you own Luvox CR. However, you also indicate in a number of places that Solvay must obtain approval of Luvox Cr. Please revise the disclosure throughout the document to clearly identify the rights and obligations that each of you and Solvay possess in regard to this product candidate.

Prospectus Summary – page 1

7. We note that while you have two currently marketed products, only one of them is mentioned in the summary. Please revise the summary to identify both marketed products and indicate that portion of your revenues attributable to each of them.

8. Please revise the last bullet on page 1 to briefly describe the requirements set forth in the "approvable letter" that Solvay must satisfy in order to obtain FDA approval for this product. A more detailed discussion should be provided in the "Business" section.

9. In the last bullet on page 1, you say that in January of 2007, you acquired the "U.S. marketing rights" to Luvox CR from Solvay Pharmaceuticals, Inc. Please be more specific about what you obtained from Solvay. Also, please briefly explain what your obligations under this agreement are. The disclosure, as currently written, appears to imply that you own Luvox.

10. In the carryover paragraph at the top of page 3 you refer to your "lifecycle management activities." Please revise the discussion to explain what this term refers to.

11. Please expand the last bullet on page 4 to quantify the amount of your net losses.

Risk Factors – page 8

The FDA may not approve Luvox CR for marketing in the United States, which could have a material adverse effect on our business, financial condition, results of operations and growth prospects. – page 8

12. Please revise and expand the risk factor to quantify the potential adverse impact on you. For example, how much did you spend to acquire the marketing rights? What are your financial obligations under the agreement?

Our only product candidate currently in Phase III clinical trials is JZP-6 for the treatment of FMS…. – page 8

13.   In the body of the risk factor you refer to "a risk management program similar to the one we use for Xyrem." At this point in the prospectus, a reader will have no idea what you are referring to. Please revise the risk factor to briefly, but clearly, explain what a risk management program is and why such a program would make it difficult for you to "effectively supply the FMS market."

Many of our product candidates are in preclinical or early-stage clinical trials. A failure to prove that our product candidates are safe and effective in clinical trials would require us to discontinue their development, which could materially and adversely affect our business, financial condition, results of operations and growth prospects. – page 9

14.   Please refer to the reference in the subheading to your product candidates in "early-stage clinical trials." The disclosure in the summary discussing the status of your product development activities does not identify any ongoing clinical trials. Please revise pages 1 and 2 to briefly describe your ongoing early=phase trials.

We depend on one central pharmacy distributor for Xyrem sales in the United States and the loss of that distributor or its failure to distribute Xyrem effectively would adversely affect sales of Xyrem. – page 11

15.   Please identify the pharmacy you rely on and describe the steps you have taken to ensure that you will not lose its services. It does not appear that you have filed this agreement as an exhibit to the registration statement and its material terms are not discussed in this document. Please file the agreement as an exhibit and revise the business section to include a discussion of its material terms.

Xyrem cannot be advertised directly to consumers, which could limit sales. – page 14

16.   Please expand the last sentence to identify the products that compete with Xyrem. Also, tell us why you say that the competing products "may not be subject to" the advertising limitations and pre-review requirements. If the competing products are not subject to these requirements you should say so clearly. Without the information about competing products, a reader will not be able to adequately evaluate the risk and its potential adverse consequences.

We face substantial competition from companies with greater resources than we have. – page 15

17.   In the second sentence of the risk factor you indicate that your product candidates will face competition from existing generic and branded products. Please identify the principal competitors and products or treatments for each of your existing and most developed product candidates. Also, discuss, for each product, how you intend to compete with the existing products or treatments. Investors need an adequate factual context for evaluating this risk.

Sales of our products in the United States may be adversely affected by consolidation among wholesale drug distributors and the growth of large retail drug store chains. – page 23

18.   The body of the risk factor contains the first reference to your product, Antizol, in the prospectus. Readers will not know anything about this product, so you will need to explain what it is, what it is used for and how much it contributes to your revenue. You should also quantify the information in the risk factor to the extent practicable. Without an adequate factual context, readers will not be able to evaluate the risk and its potential adverse consequences.

Our principal stockholders and management own a significant percentage of our stock and will be able to exercise significant influence over matters subject to stockholder approval. – page 29

19.   Please disclose the percentage of shares that will be owned by management subsequent to the offering.

20.   Please expand the risk factor to address the issue of management entrenchment.

Use of Proceeds – page 33

21.   Please revise the bullets to be more specific about the amount of proceeds you intend to use for each identified purpose. Where a bullet contains more than one identified purpose, you should disclose the amount to be used for each. The revised disclosure should also be more specific about how far along in the development process the proceeds will take you. If you will need substantial amounts of additional funds to commercialize the products, you should discuss the amounts of additional funds that will be required and your anticipated sources of funding for the remainder of the development.

22.   Please expand the bullet list to include a bullet disclosing the amount of proceeds you expect to use for expenses associated with the U.S. Attorney's investigation of Orphan Medical's promotion of Xyrem.

Management's Discussion and Analysis – page 43

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

In-Process Research and Development, page 53

23.   Clarify here, and in the financial statements, the amount of in-process research and development attributed to each acquired project. You indicate that 71% of the total expense relates to an expanded label indication for Xyrem.

Critical Accounting Policies and Significant Judgments and Estimates, page 48

Revenue Recognition, page 48

Product Sales, Net, page 49

24.   Your disclosure states that "significant judgment is inherent in the selection of assumptions" with respect to revenue dilution items. Please revise your disclosure to enhance your discussion of the estimates of items that reduce gross revenue such as payment discounts, wholesaler and specialty distributor fees, government chargebacks and rebates, and other allowances and discounts to include the following:

   a. Disclose the nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

   b. Disclose the factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

   c. To the extent that information you consider in b) is quantifiable, disclose both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

     d.   If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

     e.   A roll forward of the accrual for each estimate for each period presented showing the following:

         1. Beginning balance,
         2. Current provision related to sales made in current period,
         3. Current provision related to sales made in prior periods,
         4. Actual returns or credits in current period related to sales made in current period,
         5. Actual returns or credits in current period related to sales made in prior periods, and
         6. Ending balance.

     f.   In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

UCB Agreement, page 49

25.   Please revise your disclosure to include a statement as to whether there has been any change in the expected performance period during each of the periods presented in your financial statements.

Stock-Based Compensation, page 50

Change in Accounting Principle – Stock Based Compensation Under SFAS 123R, page 51

Common Stock Fair Value, page 52

26.   Provide the disclosures recommended by paragraph 182 of the AICPA Practice Aid Valuation of Privately Held-Company Equity Securities Issued as Compensation.

27.   It appears you have you relied on the valuation and methodology of an independent valuation specialist for the value of your stock. Please revise your disclosure to name the expert and make reference to them in the "Experts" section of the document and provide the written consent this independent valuation specialist. Refer to Securities Act Rule 436 and footnote 60 of the AICPA Practice Aid.

Accrued Expenses, page 53

28.   Please provide the disclosures contemplated by the penultimate paragraph of Section 501.14 of the Codification of Financial Reporting Policies.

Contractual Obligations, page 60

29.   Based on your disclosure in your statement of cash flows, it appears that interest payments are and will continue to be a significant cash outflow for the Company. We believe the inclusion of interest payments in the contractual obligations table will provide investors increased transparency of your cash flow. Please revise your contractual obligations table to include interest. Refer to Financial Reporting Release 72.

30.   With respect to your payments related to licensing and other arrangements, please clarify the following:

 • In several places in the filing, you disclose that "you expect to make significant expenditures relating to planned commercial launch of Luvox CR". While you have disclosed that the actual payments will occur on or before the commercial launch of Luvox, it is not clear whether this specific event is what triggers the payment. Please revise your disclosure to clarify the specific events and the anticipated timing of the payments due to Solvay.

 • Please disclose whether milestone payments due under the GlaxoSmithKline agreement could be triggered in the current fiscal year. Include a discussion of the amounts and events that will trigger the payments. If no payment is anticipated, please clarify that fact as well.

        Please note that a confidential treatment application is not sufficient reason to omit disclosure that is required by generally accepted accounting principles.

31.   Please refer to footnote 1 to the table. In light of your disclosure in the Summary and Business sections indicating that you expect to begin marketing LuvoxCR during the first quarter of 2008, it is unclear why you say here that, "at this time," you cannot determine when or if the milestones will be achieved or the events triggering the commencement of payment obligations will occur. We note further that payment of some of your milestone payment obligations is an identified purpose for the proceeds of this offering. Please either revise the table to include the milestone payments you reasonably anticipate making during the time periods specified in the table, or provide us with a more detailed explanation of why you do not reasonably anticipate making these payments.

Business – page 63

32.   Please revise the disclosure to provide discussions of the material terms of your material agreements under appropriate subheadings. We may have additional comments on your disclosure after we review your confidential treatment application.

Competition – page 93

33.   Please revise your discussion of the competition for each of your marketed or proposed products to include the word "competition" in the subheading. Your current presentation of this information, under the subheading "Current Treatments," is not adequately descriptive. In addition, the information contained under "Current Treatments" does not include all of the information specified in Item 101(c)(1)(x) of Regulation S-K. Please revise and expand the discussion to include the competitive conditions in the market for each of your products and proposed products, as well as the positive and negative factors pertaining to your own competitive position. Please note that this information should be provided for each of your principal products as well as for the company as a whole.

Certain Relationships and Related Party Transactions – page 123

34.   Please include the information specified in Item 404(b) of Regulation S-K.

Financial Statements

Consolidated Balance Sheets, page F-3

35.   Please include a column for the pro forma balance sheet giving effect to the conversion of the preferred stock that will occur at the closing of the IPO.

Statement of Operations

36.   Amortization of acquired developed pharmaceutical products should be included in cost of product sales. If cost of sales excludes amortization, disclose that fact parenthetically on the face of this statement. Disclose the amount of amortization excluded from cost of sales in the notes to the financial statements.

Consolidated Statement of Cash Flows, page F-7

37.   Your disclosure on page F-9 indicates that the restricted cash balance is directly tied to the agreements under the line of credit and the senior secured notes. Please explain why it is appropriate to present the changes in the restricted cash within the operating section of the statement of cash flows. Include references to specific literature relied on in your determination. This comment also applies to financial statements of Orphan Medical, Inc.

38.   Please revise your presentation of the senior secured notes issued in June 2005 to indicate that the transaction was with a related party. Refer to Rule 4-08(k)(1) of Regulation S-X.

5. Acquisition of Orphan Medical, page F-17

39.   The developed technology acquired from Orphan Medical is a material asset. So that a reader can better understand this asset, disaggregate the asset in a manner similar to revenues in Note 18.

40.   It appears you are relying on the valuation and methodology of an independent appraisal firm for the value of the assets acquired. Please revise your disclosure to name the expert and make reference to them in the "Experts" section of the document and provide the written consent this independent appraisal firm. Refer to Securities Act Rule 436.

12. Convertible Preferred Stock, page F-24

41.   Please revise your disclosure to clarify what "certain events" affect the adjustment of the conversion of the preferred shares into common stock. Also include a detailed discussion of any accounting implications that such adjustments would involve, if any.

14. Stock-Based Compensation, page F-27

42.   Please tell us how you determined the historical volatility for the periods presented, and why the expected volatility dropped significantly between 2004 and 2006.

43.   Provide the disclosure required by paragraph 179(a) of the AICPA Practice Aid Valuation of Privately Held-Company Equity Securities Issued as Compensation.

Orphan Medical, Inc.

General

44.   You have provided two years of audited statements of operation and cash flows for Orphan Medical in either separate financial statements or included in the registrant's financial statements. Tell us how you determined that three years of financial statements were not required.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Tabatha Akins at 202-551-3658 or Lisa Van Joske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: Suzanne Sawochka Hooper, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155